CANARY WHARF
GROUP PLC

02 JUN 26 AM 11:25

82-4997

JRG/AM/2172
14 June 2002

02042084

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
USA

PROCESSED
JUL 01 2002
THOMSON FINANCIAL

Dear Ladies and Gentlemen

Canary Wharf Group plc – Submission Pursuant to Rule 12g3-2(b) under The Securities Exchange Act of 1934 ('Exchange Act')

We furnish herewith a supplement to our initial submission pursuant to Rule 12g3-2(b) of the Exchange Act, submitted to the Securities and Exchange Commission (the 'SEC') on August 11, 1999 consisting of announcements relating to directors dealings and lettings.

The information and documents furnished pursuant to Rule 12g3-2(b) of the Exchange Act shall not be deemed to be filed with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Any questions with regard to the enclosed submission may be addressed to the undersigned at 011-44-20-7418-2312.

Yours sincerely

JRGarwood

dw 6/26

J R Garwood
Group Company Secretary

RNS Number:1697X
Canary Wharf Group PLC
13 June 2002

13 June 2002

CANARY WHARF GROUP PLC

ALLEN & OVERY CONCLUDES AGREEMENT TO LEASE OFFICE SPACE

AT CANARY WHARF

Canary Wharf Group plc ("Canary Wharf") today announces that it has signed an Agreement for Lease with international law firm Allen & Overy for approximately 78,000 square feet of office space in the new 32 storey tower, 40 Bank Street (formerly HQ3), currently under construction at Heron Quays.

Construction work on the building is at an advanced level, with the core and structure completed and the final stage of cladding taking place. It is a comprehensively engineered, high specification building, specifically designed to be multi-tenanted, and to provide medium sized occupiers with the same level of operational security, technology and resilience normally associated with large-scale single-occupier buildings. 40 Bank Street is scheduled for completion in March 2003.

Designed by Cesar Pelli, the building has a link to the underground retail mall, Jubilee Place, which is also under construction. The retail mall will link to the Jubilee Line Station and to the newly rebuilt Heron Quays Docklands Light Railway Station. The building is flanked by two winter gardens and will overlook the 4-5 acre Jubilee Park.

John Rink, Managing Partner, Allen & Overy said:

"This deal demonstrates our long-term commitment to Canary Wharf by securing such first class accommodation. This will mean that we can continue to work closely with many of our major clients who also have offices at Canary Wharf. We already of course enjoy the temporary space which we took several months ago in the Citigroup Tower at Canada Square and look forward to moving to the larger space which we have now secured at Heron Quays".

George Iacobescu, Chief Executive, Canary Wharf Group plc, said:

"Canary Wharf Group have an excellent relationship with Allen & Overy, that goes back many years. We are delighted to be welcoming such a high calibre firm to the development, where they will join our growing roster of professional services firms."

- ends -

Please see notes to editors attached.

For further information please contact:
For Canary Wharf Group plc

Wendy Timmons

Head of Corporate Communications

Tel: 020 7537 5025
For Allen & Overy

Iain Rodger

Head of Public Relations

Tel: 020 7330 4947

Notes to Editors

Allen & Overy will be granted a 25-year lease over the space at the prevailing market rent attained in the latest Canary Wharf Group transactions.

Allen & Overy

Allen & Overy is a premier international law firm with over 4,700 staff, including some 420 partners working in 25 major centres worldwide.

Canary Wharf Group plc

Canary Wharf Group plc have a total of over 7 million square feet under construction at Canary Wharf.

The 7 million sq ft is broken down as follows: 6.7 million sq ft in ten office buildings, the majority of which is pre-committed to Barclays, HSBC, Citigroup, Credit Suisse First Boston, Morgan Stanley, Clifford Chance, Lehman Brothers, The McGraw-Hill Companies and The Northern Trust Company and a further 325,000 sq ft in three retail complexes (180,000 sq ft of which is pre-let to Waitrose Food and Home, and Reebok/Sportsplex). HSBC completed on 1.1 million sq ft in March 2002.

The total commercial net internal area (both built and under construction) on the Estate is approximately 14 million square feet.

END

AGRFTMRTMMABBFT

RNS Number:8099W
Canary Wharf Group PLC
5 June 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

CANARY WHARF GROUP plc

2. Name of director(s)

(i) A. Peter Anderson and (ii) George Iacobescu

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As beneficiaries under an Employee Trust established for the benefit of all employees participating in the Canary Wharf All Employee Share Plan ("Canary Wharf AESOP")

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Capita IRG Trustees Limited re. Canary Wharf AESOP

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition by Capita IRG Trustees Limited on behalf of the Canary Wharf AESOP (see 3 above)

7. Number of shares / amount of stock acquired

75 shares each by the named directors

8. Percentage of issued class£

0.000012%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary shares of 1pence each

12. Price per share

£5.066

13. Date of transaction

30 May 2002

14. Date company informed

5 June 2002

15. Total holding following this notification

i. A. Peter Anderson 3,727
ii. George Iacobescu 4,129*

16. Total percentage holding of issued class following this notification

i. A. Peter Anderson : 0.0006%
ii. George Iacobescu: 0.00067%*

If a director has been granted options by the company please complete the following boxes. N/A

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

£ Based on issued share capital of 613,942,528 shares of 1pence each

* Included in the above figure is 527 ordinary shares of 1p each held by Mr Iacobescu's spouse

24. Name of contact and telephone number for queries

Jayne Deegan - 020 7537 5396

25. Name and signature of authorised company official responsible for making this notification

John Garwood

Company Secretary

Date of Notification

5 June 2002

This information is provided by RNS
The company news service from the London Stock Exchange

END
RDSEAFKSESPAEFE

RNS Number:3632V
Canary Wharf Group PLC
1 May 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

CANARY WHARF GROUP plc

2. Name of director

A. Peter Anderson (A)

George Iacobescu (B)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As beneficiary under an Employee Trust established for the benefit of all employees participating in the Canary Wharf All Employee Share Plan ("Canary Wharf AESOP")

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

CAPITA IRG TRUSTEES LIMITED RE: CANARY WHARF AESOP

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition by Capita IRG Trustees Limited on behalf of the Canary Wharf AESOP (see 3 above)

7. Number of shares / amount of stock acquired

78 Shares by each of the named directors

8. Percentage of issued class

0.000012%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary of 1 pence each

12. Price per share

£4.7585

13. Date of transaction

30 April 2002

14. Date company informed

30 April 2002

15. Total holding following this notification

3,652 (A)

3,527 (B)

16. Total percentage holding of issued class following this notification

0.000595% (A)

0.000574% (B)

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Jayne Deegan (020) 7537 5396

25. Name and signature of authorised company official responsible for making this notification

John Garwood - Company Secretary

Date of Notification

1 May 2002

END

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